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                                                              Exhibit (a)(5)(ix)

                       RANGER MERGER CORPORATION ANNOUNCES
                  EXTENSION OF TENDER OFFER FOR NCH CORPORATION
                           THROUGH FEBRUARY 12, 2002



               Dallas, Texas, February 5, 2002 - Ranger Merger Corporation announced today that the expiration of its tender offer for all outstanding shares of Common Stock of NCH Corporation (NYSE-NCH) has been extended to February 12, 2002 at midnight E.S.T. As a result, stockholders of NCH Corporation may tender or withdraw their shares until midnight E.S.T. on Tuesday, February 12, 2002, unless the offer is further extended. The extension of the tender offer is intended to provide stockholders who have not yet tendered shares additional time to tender their shares.

         Ranger Merger Corporation also announced that according to Mellon Investor Services LLC, the Depositary for the tender offer, at the close of business on February 4, 2002, approximately 2,352,458 shares of NCH Corporation had been validly tendered and not withdrawn. The number of tendered shares, together with shares owned by Ranger Merger Corporation and its affiliates, represents approximately 97.83% of the outstanding NCH Corporation shares. Ranger Merger Corporation has conditioned its offer on the valid tender of a number of shares, which, when taken together with shares owned by Ranger Merger Corporation and its affiliates, represents at least 90% of NCH Corporation's outstanding shares.

         The tender offer is also conditioned on obtaining financing. Ranger Merger Corporation expects to enter into a definitive credit agreement for the financing of its pending tender offer for the common stock of NCH Corporation later today.

         Other than the extension of the offer, the terms of the offer remain unchanged. Stockholders should continue to refer to the original Offer to Purchase dated January 7, 2002, as subsequently amended, which discloses the details of the tender offer.

         NCH Corporation is a worldwide manufacturer and distributor of maintenance, repair and supply products, including chemical specialties, fasteners, welding alloys and plumbing parts. NCH Corporation has its world headquarters and domestic administrative center in Irving, Texas and has manufacturing and other facilities in the US, Canada, Europe, Latin America and the Far East.

         In connection with the offer, Deutsche Banc Alex. Brown Inc. is acting as the Dealer Manager, and Mellon Investor Services LLC is acting as Information Agent and Depositary. Stockholders may call Mellon Investor Services at (888) 695-1646 (toll free) or Deutsche Bank at (410) 895-4631 to request the tender documents or if they have questions about the tender offer.
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         FORWARD-LOOKING STATEMENTS

         Certain information in this release are forward-looking statements that involve risks and uncertainties that might adversely affect NCH Corporation's operating results in the future in a material way. Such risks and uncertainties include, among other things, industry performance, general economic, market, interest rate and financial conditions, sales, cost of goods sold, operating and other revenues and expenses, capital expenditures and working capital of the Company, and other matters which may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company's control. The Company's operations are subject to various additional risks and uncertainties resulting from its position as a supplier to the United States government and its agencies; the potential adverse impact of the Company's substantial indebtedness incurred in connection with the Offer and the Merger, including restrictions and remedies, available in the related debt covenant; actual outcomes are dependent upon factors, including, without limitation, the Company's successful performance of internal plans; technological innovation; interest rates; pricing; currency movements; budgetary restraints; customer changes in short-range and long-range plans; domestic and international competition; product performance; continued development and acceptance of new products; performance issues with key suppliers and subcontractors; government import and export policies; acquisition or termination of government contracts; the outcome of political and legal processes; legal, financial, and governmental risks related to international transactions; the ability of the Company to retain customers and obtain new customers on satisfactory terms, and other factors described from time to time in the Company's filings with the SEC. Many of these risks are beyond the control of NCH Corporation. Such risks are detailed from time to time in NCH Corporation's Reports filed with the SEC on Forms 10-Q, 8-K, 10-K and in its Annual Reports to Stockholders.

         NOTICE FOR NCH STOCKHOLDERS

         THIS PRESS RELEASE is neither an offer to purchase nor a solicitation of an offer to sell shares of NCH Corporation. The Tender Offer is made only through the offer to purchase and related letter of transmittal and other offer documents which Ranger Merger Corporation and its affiliates have filed with the Securities and Exchange Commission.

         Investors are urged to read Ranger Merger Corporation's tender offer statement and other relevant documents filed with the SEC; they contain important information. Investors can obtain such documents free of charge at the SEC's web site, www.sec.gov, or from Ranger Merger Corporation, 2727 Chemsearch Boulevard, Irving, Texas 75062, Attn: Irvin L. Levy.

Contact:  NCH Corporation, Dallas, Joe Cleveland, Telephone: 972-438-0251.